UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                 SCHEDULE 13D/A
                                 Amendment No. 1
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                     AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                           Southwall Technologies Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    844909101
                     ----------------------------------------
                                 (CUSIP Number)

                                  Saul S. Cohen
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                  212-969-3000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 18, 2003
                                -----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |_|.

     The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                   SCHEDULE 13D
----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 1 of 13
----------------------------------                                                                         -------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham & Company, Inc.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       2,023,566
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           2,023,566
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,023,566
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.13%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          BD
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D

----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 2 of 13
----------------------------------                                                                         -------------------------




--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Management Partners, L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           700,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           700,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          700,000
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.58%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 3 of 13
----------------------------------                                                                         -------------------------



--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Emerging Growth Partners, L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           300,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           300,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          300,000
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.39%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D



----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 4 of 13
----------------------------------                                                                         -------------------------




--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Contrarian Fund, L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           300,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           300,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          300,000
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.39%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 5 of 13
----------------------------------                                                                         -------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Emerging Growth Partners (Caymans), L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           100,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           100,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100,000
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.80%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 6 of 13
----------------------------------                                                                         -------------------------



--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          George A. Needham
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       30,000
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           5,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           30,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           5,000
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          35,000
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.28%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 7 of 13
----------------------------------                                                                         -------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Partners II, L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           3,312,406
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           3,312,406
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,312,406
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.91%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 8 of 13
----------------------------------                                                                         -------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Partners II (Bermuda), L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           464,317
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           464,317
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          464,317
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.57%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 9 of 13
----------------------------------                                                                         -------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Partners III, L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           5,798,843
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           5,798,843
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,798,843
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.64%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 10 of 13
----------------------------------                                                                         -------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Partners IIIA L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           598,878
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           598,878
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          598,878
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.56%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 11 of 13
----------------------------------                                                                         -------------------------



--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Partners III (Bermuda), L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           1,155,727
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,155,727
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,155,727
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.45%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 12 of 13
----------------------------------                                                                         -------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Management L.L.C.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           9,710,127
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           9,710,127
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,710,127
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.67%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D


----------------------------------                                                                         -------------------------
CUSIP No. 844909101                                                                                        Page 13 of 13
----------------------------------                                                                         -------------------------



--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Needham Capital Management (Bermuda) L.L.C.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  |_|
                                                                                                                            (b)  |X|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------- --------------------------------------------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING                       0
          PERSON WITH
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     8     SHARED VOTING POWER
                                           1,620,044
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           0
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------------------------------- -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,620,044
--------------------------------- -------- -----------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,620,044
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 |_|
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.45%
--------- --------------------------------------------------------------------------------------------------------------------------
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- --------------------------------------------------------------------------------------------------------------------------


                           Statement on Schedule 13D/A
                        Pursuant to Rule 13d-1 under the
                   Securities Exchange Act of 1934, as amended


Item 1.    Security and Issuer.

     This Statement on Schedule 13D/A (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company"). This statement amends the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on March 8, 2004. The principal executive offices of the Company are located at 1029 Corporation Way, Palo Alto, California 94303.

Item 2.    Identity and Background.

     (a)-(c) and (f) This Statement is filed by Needham & Company, Inc., a Delaware corporation ("Needham & Co."), Needham Management Partners, L.P., a Delaware limited partnership ("NMP"), Needham Emerging Growth Partners, L.P., a Delaware limited partnership ("NEGP"), Needham Contrarian Fund, L.P., a Delaware limited partnership ("NCF"), Needham Emerging Growth Partners (Caymans), L.P., a Cayman Islands limited partnership ("NEGPC"), George A. Needham, a natural person who is a U.S. citizen, Needham Capital Partners II, L.P., a Delaware limited partnership ("NCPII"), Needham Capital Partners II (Bermuda), L.P., a Bermuda limited partnership ("NCPIIB"), Needham Capital Partners III, L.P, a
Delaware limited partnership ("NCPIII"), Needham Capital Partners IIIA, L.P, a Delaware limited partnership ("NCPIIIA"), Needham Capital Partners III (Bermuda), L.P., a Bermuda limited partnership ("NCPIIIB"), Needham Capital
Management L.L.C., a Delaware limited liability company ("NCM"), and Needham Capital Management (Bermuda) L.L.C., a Bermuda limited liability company
("NCMB"). Needham & Co., NMP, NEGP, NCF, NEGPC, George A. Needham, NCPII, NCPIIB, NCPIII, NCPIIIA, NCPIIIB, NCM and NCMB are collectively referred to in this Statement as the "Reporting Persons."

     The principal business office and mailing address of the Reporting Persons is c/o Needham & Company, Inc., 445 Park Avenue, New York, New York 10022. Needham & Co. is an investment banking, securities and asset management firm. The business of NMP is serving as the general partner of NEGP, NCF and NEGPC, each of which are private investment partnerships. The business of NCM is serving as the general partner of NCPII, NCPIII and NCPIIIA, each of which are private investment partnerships. The business of NCMB is serving as the general partner of NCPIIB and NCPIIIB, each of which are private investment partnerships. The present principal occupation of George A. Needham is Chairman of the Board and Chief Executive Officer of Needham & Co. The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons who are corporations, limited partnerships and limited liability companies are set forth on Schedule I to this Statement.

     (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Schedule 13D filed by the Reporting Person on March 8, 2004 reported the issuance by the Company to the Reporting Persons of warrants to purchase shares of Common Stock and Secured Convertible Promissory Notes ("Notes") pursuant to an Investment Agreement by and among the Company, certain of the Reporting Persons and Dolphin Direct Equity Partners, L.P., (collectively, the "Investor Parties") which agreement was subsequently amended and restated, as more fully described in the Schedule 13D (the "Investment Agreement").

     Pursuant to Section 4.14 of the Investment Agreement, if, as part of its restructuring efforts, the Company issues any equity or warrants, options, rights or other instruments exercisable or convertible into equity, to any creditor, landlord, employee, director, agent or consultant, then the Company is required to issue additional warrants to any Investor Parties who at the time of such issuance had pursuant to the Investment Agreement provided loan guaranties to the Company or purchased Secured Convertible Promissory Notes from the Company in such amounts as would allow the Investor Parties to maintain their aggregate ownership percentage (on a fully-diluted basis) as if such issuance had not occurred. Section 4.14 of the Investment Agreement also provides that if, as part of the Company's restructuring efforts, the Company issues notes or other debt instruments to any of its creditors, then it is required to issue additional warrants to such Investor Parties representing the right to purchase that number of shares of Common Stock equal to the product of (x) 1.25 and (y) the original principal amount of such note or debt instrument.

     The Reporting Persons inadvertently omitted to report the transactions described below in the Schedule 13D relating to warrants issued to Needham & Co. pursuant to the Investment Agreement.

     On  December  18,  2003,  Needham  & Co.  entered  into an  agreement  (the
"Needham/Dolphin Agreement") with Dolphin Direct Equity Partners, L.P. ("Dolphin") pursuant to which Dolphin agreed to provide funds in connection with the loan guaranty provided by Needham & Co. to the Company and Needham & Co. agreed to transfer to Dolphin one-third of the warrants issued to Needham & Co. by the Company in connection with such loan guaranty, including warrants issued pursuant to the anti-dilution rights set forth in Section 4.14 of the Investment Agreement. Pursuant to the Needham/Dolphin Agreement, Needham & Co. transferred to Dolphin, at Needham's cost, warrants exercisable for 313,705 shares of Common Stock at an exercise price of $0.01 per share issued to Needham on December 18, 2003, which warrants constituted a portion of the warrant for 941,155 shares of Common Stock issued to Needham & Co. pursuant to the Investment Agreement on December 18, 2003 (which warrant is described in a Schedule 13D filed by Needham & Co. on December 29, 2003), as well as the warrants described below issued by the Company to Needham & Co. pursuant to Section 4.14 of the Investment Agreement.

     On December 18, 2003, the Company and Pacific Business Funding, a division Greater Bay Bank, N.A. ("PBF"), entered into a Forbearance Agreement in which PBF agreed to forbear until May 5, 2004 from pursuing its remedies pursuant to certain defaults by the Company under a factoring line of credit previously entered into between the parties. In connection with the execution of the Forbearance Agreement, the Company issued PBF a warrant to purchase a total of 250,000 shares of Common Stock at an exercise price of $0.01 per share. Additionally, on December 18, 2003, the Company's directors were issued options exercisable for 56,461 shares of Common Stock in lieu of cash fees for attendance at Board meetings. As a result of these issuances, pursuant to
Section 4.14 of the Investment Agreement, the Company issued to Needham & Co. warrants to purchase a total of 26,551 shares of common stock at an exercise price of $0.01 per share. Pursuant to the Needham/Dolphin Agreement, Needham & Co. then transferred warrants exercisable for 5,772 shares of Common Stock to Dolphin at Needham's cost.

     On January 15, 2004, the Company issued to Needham & Co. a warrant to purchase 941,115 shares of Common Stock at an exercise price of $0.01 per share (the "January 2004 Warrant"). The January 2004 Warrant was issued to Needham & Co. pursuant to the terms of the Investment Agreement in consideration for providing a loan guaranty. Pursuant to the Needham/Dolphin Agreement, Needham & Co. then transferred warrants exercisable for 313,705 shares of Common Stock to Dolphin at Needham's cost.

     On January 19, 2004, PBF consented to a guarantee by Southwall Europe GmbH of the obligation owed by the Company to Teijin Limited pursuant to a Guaranteed Loan Agreement. In connection with the consent, the Company issued PBF a warrant to purchase a total of 75,000 shares of common stock at an exercise price of $0.01 per share. As a result of this issuance, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Needham & Co. warrants to purchase a total of 10,082 shares of common stock at an exercise price of $0.01 per share. Pursuant to the Needham/Dolphin Agreement, Needham & Co. then transferred warrants exercisable for 2,649 shares of Common Stock to Dolphin at Needham's cost.

     On January 30, 2004 PBF agreed to amend the Forbearance Agreement to allow for changes to the Investment Agreement. In connection with the amendment, the Company issued to PBF a warrant to purchase a total of 35,000 shares of Common Stock at an exercise price of $0.01 per share. As a result of this issuance, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Needham & Co. warrants to purchase a total of 4,702 shares of Common Stock at an exercise price of $0.01 per share. Pursuant to the Needham/Dolphin Agreement, Needham & Co. then transferred warrants exercisable for 1,235 shares of Common Stock to Dolphin at Needham's cost.

Item 4.    Purpose of Transaction.

     The Investment Agreement pursuant to which the warrants were issued to Needham & Co. is described in the 13D filed by the Reporting Persons on March 8, 2003.

     Other than as specified in this Item 4, the Reporting Persons have no plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

     (a) (1) Needham & Co. owns of record and beneficially 737,067 shares of Common Stock and the warrants described in item 3 above, which are immediately exercisable for an aggregate of 1,286,499 shares of Common Stock. Assuming the full exercise of the warrants, Needham & Co. would own of record 2,023,566 shares of Common Stock, which would constitute 16.13% of the issued and outstanding Common Stock.

     (2) NEGP owns of record and beneficially 300,000 shares of Common Stock, which constitutes 2.39% of the issued and outstanding Common Stock.

     (3) NCF owns of record and beneficially 300,000 shares of Common Stock, which constitutes 2.39% of the issued and outstanding Common Stock.

     (4) NEGPC owns of record and beneficially 100,000 shares of Common Stock, which constitutes 0.80% of the issued and outstanding Common Stock.

     (5) NMP may be deemed to own beneficially the aggregate amount of 700,000 shares of Common Stock owned by NEGP, NCF and NEGPC by virtue of its position as general partner of those Reporting Persons, which amount constitutes 5.58% of the issued and outstanding Common Stock. NMP disclaims beneficial ownership of all of the reported shares of Common Stock owned by NEGP, NCF and NEGPC, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (6) George A. Needham owns of record and beneficially 30,000 shares of Common Stock. He also may be deemed to beneficially own (i) the shares of Common Stock and the warrants owned by Needham & Co. by virtue of his position in and share ownership of Needham & Co., (ii) the shares of Common Stock owned by NEGP, NCF and NEGPC by virtue of his position as general partner of NMP, the general partner of NEGP, NCF and NEGPC, (iii) the Notes and warrants owned by NCPII, NCPIII and NCPIIIA by virtue of his position as a manager of NCM, the general partner of NCPII, NCPIII and NCPIIIA, (iv) the Notes and warrants owned by NCPIIB and NCPIIIB by virtue of his position as a manager of NCMB, and (v) 5,000 shares of Common Stock owned by family members of Mr. Needham. The aggregate amount of shares of Common Stock owned by Mr. Needham and his family members is 35,000, which constitutes 0.28% of the issued and outstanding shares of Common Stock. Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the warrants, except the shares of Common Stock he owns of record, and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose.

     (7) NCPII owns of record and beneficially (i) a Note in the principal amount of $877,058, which is convertible to 877,058 shares of Preferred Stock, which in turn is convertible to 877,058 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 2,435,348 shares of Common Stock.

     (8) NCPIIB owns of record and beneficially (i) a Note in the principal amount of $122,942, which is convertible to 122,942 shares of Preferred Stock, which in turn is convertible to 122,942 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 341,375 shares of Common Stock.

     (9) NCPIII owns of record and beneficially (i) a Note in the principal amount of $1,535,416, which is convertible to 1,535,416 shares of Preferred Stock, which in turn is convertible to 1,535,416 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 4,263,427 shares of Common Stock.

     (10) NCPIIIA owns of record and beneficially (i) a Note in the principal amount of $158,571, which is convertible to 158,571 shares of Preferred Stock, which in turn is convertible to 158,571 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 440,307 shares of Common Stock.

     (11) NCPIIIB owns of record and beneficially (i) a Note in the principal amount of $306,013, which is convertible to 306,013 shares of Preferred Stock, which in turn is convertible to 306,013 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 849,714 shares of Common Stock.

     (12) NCM may be deemed to own beneficially the Notes and warrants owned by NCPII, NCPIII and NCPIIIA by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 9,710,127 shares of Common Stock underlying those convertible securities, which amount constitute 43.67% of the issued and outstanding Common Stock. NCM disclaims beneficial ownership of all of the reported shares of Common Stock underlying the Notes and warrants owned by NCPII, NCPIII and NCPIIIA, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (13) NCMB may be deemed to own beneficially the Notes and warrants owned by NCPIIB and NCPIIIB by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 1,620,044 shares of Common Stock underlying those convertible securities, which amount constitute 11.45% of the issued and outstanding Common Stock. NCMB disclaims beneficial ownership of all of the reported shares of Common Stock underlying the Notes and warrants owned by NCPIIB and NCPIIIB, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (b) Needham & Co. has the sole power to direct the vote and disposition of 737,067 shares of Common Stock directly owned by it, and, assuming the exercise of the Warrants in full, Needham & Co. will have the sole power to direct the vote and disposition of 1,286,499 shares of Common Stock issuable upon the exercise of the Warrants. NMP, the general partner of NEGP, and NEGP have shared power to direct the vote and disposition of 300,000 shares of Common Stock directly owned by NEGP. NMP, the general partner of NCF, and NCF have shared power to direct the vote and disposition of 300,000 shares of Common Stock directly owned by NCF. NMP, the general partner of NEGPC, and NEGPC have shared power to direct the vote and disposition of 100,000 shares of Common Stock directly owned by NEGPC. NCM, the general partner of NCPII, and NCPII have shared power to direct the vote and disposition of 3,312,406 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPII. NCMB, the general partner of NCPIIB, and NCPIIB have shared power to direct the vote and disposition of 464,317 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIIB. NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 5,798,843 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the
Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIII. NCM, the general partner of NCPIIIA, and NCPIIIA have shared power to direct the vote and disposition of 598,878 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIIIA. NCMB, the general partner of NCPIIIB, and NCPIIIB have shared power to direct the vote and disposition of 1,155,727 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIIIB. George A. Needham has the sole power to direct the vote and disposition of 30,000 shares of Common Stock directly owned by him. Mr. Needham has shared power to direct the vote of 5,000 shares of Common Stock owned directly by members of his immediate family. George A. Needham may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock owned by Needham & Co., and the shares of Common Stock issuable upon exercise of the warrants owned by Needham & Co., by virtue of his position in and share ownership of Needham & Co., (ii) the shares of Common Stock owned directly by NEGP, NCF and NEGPC because he serves as managing general partner of NMP, the general partner of NEGP, NCF and NEGPC, (iii) the shares of Common Stock issuable upon the conversion of the Notes (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Notes into shares of Common Stock) and the exercise of the warrants owned directly by NCPII, NCPIII and NCPIIIA because he serves as a manager of NCM, the general partner of NCPII, NCPIII and NCPIIIA, and (iv) the shares of Common Stock issuable upon the conversion of the Notes (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Notes into shares of Common Stock) and the exercise of the warrants owned directly by NCPIIB and NCPIIIB because he serves as a manager of NCMB, the general partner of NCPIIB and NCPIIIB. Mr. Needham disclaims beneficial ownership of the shares of Common Stock owned by Needham & Co., NEGP, NCF, NEGPC, NCPII, NCPIIB, NCPIII, NCPIIIA and NCPIIIB.

     (c) Except as noted above, the Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

     (d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.



Item 7.    Material to be Filed as Exhibits.

1.       Joint Filing Agreement

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated:  April 23, 2004



                                   NEEDHAM & COMPANY, INC.




                                   By:/s/ Glen W. Albanese
                                      -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title:    Chief Financial Officer



                                      /s/ George A. Needham
                                      -----------------------------------------
                                                  George A. Needham




                            NEEDHAM EMERGING GROWTH PARTNERS, L.P.




                            By: Needham Management Partners, L.P.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               -----------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CONTRARIAN FUND, L.P.




                            By: Needham Management Partners, L.P.,
                                its general partner




                            By:/s/ Glen W. Albanese
                               -----------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner

                            NEEDHAM EMERGING GROWTH PARTNERS (CAYMANS), L.P.




                            By: Needham Management Partners, L.P.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               ------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM MANAGEMENT PARTNERS, L.P.




                            By: /s/ Glen W. Albanese
                               -------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CAPITAL PARTNERS II, L.P.




                            By: Needham Capital Management L.L.C.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               ------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CAPITAL PARTNERS II  (BERMUDA), L.P.




                            By: Needham Capital Management (Bermuda) L.L.C.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               -----------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner

                             NEEDHAM CAPITAL PARTNERS III, L.P.




                             By: Needham Capital Management L.L.C.,
                                  its general partner




                             By:/s/ Glen W. Albanese
                                ------------------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner




                             NEEDHAM CAPITAL PARTNERS IIIA, L.P.




                             By: Needham Capital Management L.L.C.,
                                  its general partner




                             By:/s/ Glen W. Albanese
                                -----------------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner




                             NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.




                             By: Needham Capital Management (Bermuda) L.L.C.,
                                  its general partner




                             By:/s/ Glen W. Albanese
                                ------------------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner




                             NEEDHAM CAPITAL MANAGEMENT, L.L.C.




                             By:/s/ Glen W. Albanese
                                ------------------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner




                             NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.




                             By:/s/ Glen W. Albanese
                                -----------------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner

                                   Schedule I

           Executive Officers and Directors of Needham & Company, Inc.





          Name Of Officer                                                           Principal Employment/Office With
            Or Director                      Business Address                           Needham & Company, Inc.
         ----------------           ----------------------------           --------------------------------------------------
                                     c/o Needham & Company, Inc.
George A. Needham                    445 Park Avenue                        Chairman of the Board & Chief Executive Officer
                                     New York, New York  10022

John C. Michaelson                   c/o Needham & Company, Inc.            President of Needham Funds
                                     445 Park Avenue
                                     New York, New York  10022

John J. Prior, Jr.                   c/o Needham & Company, Inc.            Managing Director, Corporate Finance
                                     445 Park Avenue
                                     New York, New York  10022

Chad W. Keck                         c/o Needham & Company, Inc.            Managing Director, Corporate Finance, West Coast
                                     445 Park Avenue
                                     New York, New York  10022

Warren M. Foss                       c/o Needham & Company, Inc.            Managing Director, Institutional Sales
                                     445 Park Avenue
                                     New York, New York  10022

Vincent J. Keney                     c/o Needham & Company, Inc.            Managing Director, OTC Trading
                                     445 Park Avenue
                                     New York, New York  10022

Theodor J. Kundtz                    c/o Needham & Company, Inc.            Managing Director, Equity Research
                                     445 Park Avenue
                                     New York, New York  10022

Glen W. Albanese                     c/o Needham & Company, Inc.            Managing Director, Chief Financial Officer
                                     445 Park Avenue
                                     New York, New York  10022

Andre R. Horn                        c/o Needham & Company, Inc.            Chairman Emeritus
                                     445 Park Avenue
                                     New York, New York  10022

Edgar F. Heizer, Jr.                 c/o Needham & Company, Inc.            Director
                                     445 Park Avenue                        Chairman of the Board of Heizer Corporation
                                     New York, New York  10022

Eugene R. White                      c/o Needham & Company, Inc.            Director
                                     445 Park Avenue
                                     New York, New York  10022

Joseph H. Reich                      c/o Needham & Company, Inc.            Director
                                     445 Park Avenue                        Managing General Partner of Centennial Associates
                                     New York, New York  10022


                                   Schedule I


     Needham Management Partners, L.P. is the sole general partner of: (a) Needham Emerging Growth Partners, L.P., (b) Needham Contrarian Fund, L.P., and
(c) Needham Emerging Growth Partners (Caymans), L.P. Needham Capital Management L.L.C. is the sole general partner of (a) Needham Capital Partners II, L.P., (b) Needham Capital Partners III, L.P. and (c) Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda) L.L.C. is the sole general partner of (a) Needham Capital Partners II (Bermuda), L.P. and (b) Needham Capital Partners III (Bermuda), L.P.

     The general partners of Needham Management Partners, L.P. are:



          Name Of Officer                                                           Principal Employment/Office With
            Or Director                        Business Address                         Needham & Company, Inc.
          ---------------                      ----------------                     ---------------------------------


George A. Needham                    c/o Needham & Company, Inc.            Chairman of the Board & Chief Executive Officer
                                     445 Park Avenue
                                     New York, New York  10022

John C. Michaelson                   c/o Needham & Company, Inc.            President of Needham Funds
                                     445 Park Avenue
                                     New York, New York  10022

Jane K. Kloppenburg                  c/o Needham & Company, Inc.            Managing Director, Portfolio Manager
                                     445 Park Avenue
                                     New York, New York  10022

Glen W. Albanese                     c/o Needham & Company, Inc.            Managing Director, Chief Financial Officer
                                     445 Park Avenue
                                     New York, New York  10022



         The general partners of Needham Capital Management L.L.C. are:




          Name Of Officer                                                           Principal Employment/Office With
            Or Director                        Business Address                          Needham & Company, Inc.
          ---------------                      ----------------                     --------------------------------



George A. Needham                    c/o Needham & Company, Inc.            Chairman of the Board & Chief Executive Officer
                                     445 Park Avenue
                                     New York, New York  10022

John C. Michaelson                   c/o Needham & Company, Inc.            President of Needham Funds
                                     445 Park Avenue
                                     New York, New York  10022

John J. Prior, Jr.                   c/o Needham & Company, Inc.            Managing Director, Corporate Finance
                                     445 Park Avenue
                                     New York, New York  10022

Thomas P. Shanahan                   c/o Needham & Company, Inc.            Managing Director, Needham Asset Management
                                     445 Park Avenue
                                     New York, New York  10022




          Name Of Officer                                                           Principal Employment/Office With
            Or Director                        Business Address                          Needham & Company, Inc.
          ---------------                      ----------------                     --------------------------------


Glen W. Albanese                     c/o Needham & Company, Inc.            Managing Director, Chief Financial Officer
                                     445 Park Avenue
                                     New York, New York  10022



       The general partners of Needham Capital Management (Bermuda) L.L.C. are:




          Name Of Officer                                                           Principal Employment/Office With
            Or Director                        Business Address                         Needham & Company, Inc.
        -------------------                    ----------------                     --------------------------------


George A. Needham                    c/o Needham & Company, Inc.            Chairman of the Board & Chief Executive Officer
                                     445 Park Avenue
                                     New York, New York  10022

John C. Michaelson                   c/o Needham & Company, Inc.            President of Needham Funds
                                     445 Park Avenue
                                     New York, New York  10022

John J. Prior, Jr.                   c/o Needham & Company, Inc.            Managing Director, Corporate Finance
                                     445 Park Avenue
                                     New York, New York  10022

Thomas P. Shanahan                   c/o Needham & Company, Inc.            Managing Director, Needham Asset Management
                                     445 Park Avenue
                                     New York, New York  10022

Glen W. Albanese                     c/o Needham & Company, Inc.            Managing Director, Chief Financial Officer
                                     445 Park Avenue
                                     New York, New York  10022


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 23rd day of April, 2004.




                            NEEDHAM & COMPANY, INC.




                            By:/s/ Glen W. Albanese
                               ---------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    Chief Financial Officer




                            /s/ George A. Needham
                            ------------------------------------------
                                          George A. Needham




                            NEEDHAM EMERGING GROWTH PARTNERS, L.P.




                            By: Needham Management Partners, L.P.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               ---------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner

                            NEEDHAM CONTRARIAN FUND, L.P.




                            By: Needham Management Partners, L.P.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               --------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM EMERGING GROWTH PARTNERS (CAYMANS), L.P.




                            By: Needham Management Partners, L.P.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               -------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM MANAGEMENT PARTNERS, L.P.




                            By:/s/ Glen W. Albanese
                               -------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CAPITAL PARTNERS II, L.P.




                            By: Needham Capital Management L.L.C.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               -------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner

                            NEEDHAM CAPITAL PARTNERS II (BERMUDA), L.P.




                            By: Needham Capital Management (Bermuda) L.L.C.,
                                 its general partner




                            By: /s/ Glen W. Albanese
                                -----------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CAPITAL PARTNERS III, L.P.




                            By: Needham Capital Management L.L.C.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               ------------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CAPITAL PARTNERS IIIA, L.P.




                            By: Needham Capital Management L.L.C.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               ------------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner




                            NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.




                            By: Needham Capital Management (Bermuda) L.L.C.,
                                 its general partner




                            By:/s/ Glen W. Albanese
                               ------------------------------------------------
                                 Name:  Glen W. Albanese
                                 Title:    General Partner

                          NEEDHAM CAPITAL MANAGEMENT, L.L.C.




                          By:/s/ Glen W. Albanese
                             -------------------------------------
                               Name:  Glen W. Albanese
                               Title:    General Partner




                          NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.




                          By:/s/ Glen W. Albanese
                             --------------------------------------
                               Name:  Glen W. Albanese
                               Title:    General Partner